Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, CA  94158

August 11, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Nektar Therapeutics -- Form 10-K for the Fiscal Year Ended December 31, 2010 (File No. 000-24006)

Dear Mr. Rosenberg:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 28, 2011, regarding the Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-24006) filed by Nektar Therapeutics, a Delaware corporation (the “Registrant”), on March 1, 2011 (the “Form 10-K”).  Set forth below are the Registrant’s responses to the Staff’s comments.  The numbers associated with the headings and responses set forth below correspond to the numbered comments in the letter from the Staff.

We request, pursuant to 17 C.F.R. §200.83, that you accord confidential treatment to the portions of this letter that are redacted and marked “[***]” in the EDGAR-filed copy of this response letter and not disclose such provisions to any person who is not an employee of the Commission unless otherwise required to do so by law.  Confidential treatment is requested to protect confidential financial or commercial information the publication of which would result in competitive disadvantages.  Along with its redacted EDGAR-filed copy, the Registrant is concurrently delivering an unredacted hard copy of its response to the Commission.

Overview of Selected Nektar Proprietary Drug Development Programs and Significant Partnered Drug Development Programs, page 10

1.	With respect to your global license agreement with AstraZeneca AB, please disclose in future filings the aggregate development milestones that you are eligible to receive for NKTR-118 and NKTR-119.

Response:

Disclosure has been added on page 13 of the Registrant’s Form 10-Q for the fiscal quarter ended June 30, 2011, filed with the Commission on August 5, 2011, in response to the Staff’s comment.

Patents and Proprietary Rights, page 21

2.
We note that you are a party to a Cross-License and Option Agreement with Enzon Pharmaceuticals, Inc. whereby you are required to share future royalty payments for several of your products with Enzon.  Please provide proposed disclosure to be included in future filings that discloses the range of royalties, within ten percent, that you are required to pay.  An acceptable range of royalties is one of the following: “single-digits,” “teens,” “twenties,” etc.  In addition, please file the agreement as an exhibit pursuant to Item 601(b)(1)(ii)(B) of Regulation S-K, or, alternatively, tell us the basis for your belief that you are not required to file the agreement.

Response:

In response to the Staff’s comment, we propose the following disclosure to be included in future filings.

“In January 2002, we entered into a Cross-License and Option Agreement with Enzon Pharmaceuticals, Inc., pursuant to which we and Enzon provided certain licenses to selected portions of each party’s patent portfolio. In certain cases, we have the option to license certain of Enzon’s patents for use in our proprietary products or to grant sublicenses to third parties, in each case in exchange for payments to Enzon based on manufacturing profits, revenue share or royalties on net sales if a designated product candidate is approved in one or more markets. Where we have opted to receive a license, or to sublicense Enzon patents to a third party, the potential payments to Enzon equate to low or mid single-digit royalties on net sales of the product by us or our sublicensee, depending on the categorization of the particular Nektar proprietary product or third party sublicensed product under the Cross-License and Option Agreement. Our payment obligations to Enzon terminate at various future dates based upon the expiration of the relevant valid patent claims in the Enzon patents that are licensed or sublicensed.”

The Registrant respectfully submits that the Cross-License and Option Agreement with Enzon Pharmaceuticals, Inc. is not material to the business of the Registrant and is not required to be filed as an exhibit pursuant to Item 601(b)(1)(ii)(B) of Regulation S-K.  [***].

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources
Cash flows from operating activities, page 55

3.
Your accounts receivables increased by $20.3 million between December 31, 2009 and December 31, 2010, and decreased by $22.9 million at March 31, 2011.  We were unable to find a discussion of the reason or the source of the change in the amount.  Please provide us proposed disclosure to be included in future filings that addresses the reasons for these changes and their effects on cash flows from operating activities.

Response:

Disclosure has been added on page 20 of the Registrant’s Form 10-Q for the fiscal quarter ended June 30, 2011, filed with the Commission on August 5, 2011, in response to the Staff’s comment.

Notes to Consolidated Financial Statements
Note 1 — Organization and Summary of Significant Accounting Policies
Revenue Recognition
Product sales and royalties, page 69

4.
You state that product sales revenues are recognized in accordance with the terms of the related agreement.  Please provide us proposed disclosure to be included in future filings describing your revenue recognition policy for products sold under these agreements, as in accordance with the terms of the related agreement is vague.

Response:

Disclosure has been added on page 8 of the Registrant’s Form 10-Q for the fiscal quarter ended June 30, 2011, filed with the Commission on August 5, 2011, in response to the Staff’s comment.

*           *           *

As specifically requested by the Commission, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 482-5570.

Sincerely,

/s/ Gil M. Labrucherie

Gil M. Labrucherie
Senior Vice President, General Counsel & Secretary

cc:	Howard W. Robin, President and Chief Executive Officer of Nektar Therapeutics
John Nicholson, Senior Vice President and Chief Financial Officer of Nektar Therapeutics
Jill Thomsen, Senior Vice President, Finance and Chief Accounting Officer of Nektar Therapeutics
Sam Zucker, Esq., O’Melveny & Myers LLP